Mail Stop 3561

November 3, 2006

Via U.S. Mail & Facsimile (304) 343-3058
Mr. Thomas Cassell
Chief Executive Officer
Convention All Holdings Incorporated
1157 Taborlake Walk
Lexington, KY 40502

> **Re:** **Convention All Holdings Incorporated**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed October 4, 2006**
> **File No. 333-136791**

Dear Mr. Cassell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Losses and Opinion Regarding Continuing as A Going Concern, page 1

1. Please revise your disclosure to quantify your working capital deficit. In addition, disclose your cash on hand as of the most recent date.

2. We note your disclosure about your auditor's going-concern opinion in response to comment 4 from our letter of September 15, 2006. Please identify the "major client" you lost in the middle of 2005 that caused your recent losses.

3. We note your disclosure about the sale of the primary facility used by the company in response to comment 6 from our letter of September 15, 2006. If ADAC is an acronym, please spell it out before you use it here for the first time, otherwise make clear what ADAC is, and explain why ADAC's acquisition led to your loss of them as a client in 2003.

4. We note that you lost your largest client in 2003 and a major client in 2005. Please advise if in your view this represents a trend regarding the loss of large clients and, if it does, please disclose this in the summary.

5. We note your statement in the second paragraph that the sale of the building has benefited CAS financially. Given that the reduction in your line of credit is a one time benefit and that you no longer have the benefit of owing that property, please consider deleting this statement or otherwise provide balancing disclosure to include the drawbacks associated with the sale.

6. Though it would be appropriate to indicate that management intends to raise capital through an equity offering, we would suggest that you delete your reference to a secondary public offering.

7. In the last paragraph, you state that management "is trying" to raise additional capital and "is seeking" financing. Please disclose the status of such attempts.

8. You also state that management is attempting to hire a salesman with a current book of business to increase sales. Please revise this disclosure as it is not clear how the salesman could increase sales and the reasons why a salesman who has a current book of business would want to be hired by your company. Furthermore, please explain in greater detail the book of business that you would require to become profitable.

9. In addition, please tell us whether you have any current plans, proposals, or arrangements with respect to specific acquisition targets or merger partners.

The Offering, page 2

10. We note your disclosure that International Machinery Movers has agreed to loan you funds necessary to complete this SB-2 registration statement and meet your ongoing SEC reporting requirements "for the next three years and such loans will not exceed $0.20 per share" of Convention All Holdings. Please explain what it means that "such loans will not exceed $0.20 per share." Does this means that $0.20 is the maximum per share price that will be provided to International Machinery Movers to convert its promissory notes?

11. In addition, the promissory notes you attached as Exhibit 99.1 do not contain any language about a three-year period or that "such loans will not exceed $0.20 per share." Please specify if this agreement was separate from those included as Exhibit 99.1 and, if so, please include it as an exhibit.

12. In addition, please revise to briefly inform investors here that the promissory notes allow the loans from International Machinery Movers to be converted into non-voting convertible preferred stock of Convention All Holdings.

13. Finally, please provide here and on page 17 at the top the amount that International Machinery Movers is owed at the present time given that they were granted two promissory notes, not what was owed at earlier dates.

Because we have granted a third party, page 7

14. We note the risk factor you have added in response to comment 13 from our letter of September 15, 2006. However, you state that International Machinery Movers was granted the right to exchange its debt for non-voting convertible preferred stock on August 3, 2006. However, we note that the first agreement in Exhibit 99.1 is dated January 1, 2006 and contains a provision describing International Machinery Movers' exchange rights. In addition, although you state here that International Machinery Movers' may exercise its exchange rights "from a date no earlier than January 31, 2006, for a period of three years thereafter," neither promissory note in Exhibit 99.1 contains such a provision. Rather, they both allow International Machinery Movers to exercise its exchange rights "on or before December 31, 2008." Please revise your disclosure accordingly or advise.

15. In addition, please advise where the promissory notes indicate that "[i]f the shares of common stock currently owned by your principal shareholders of the Company are sold by the principal shareholders in a transaction resulting in a change of control, the common stock must be redeemed for a mutually agreed price per share."

Determination of Offering Price, page 7

16. Refer to comment 16 and 18 from our letter of September 15, 2006. Please tell us (1) the conditions for the closing of the private placement that have not been met; (2) why all the selling shareholders received their shares if the conditions for the closing of the private placement have not been met; and (3) how you have accounted for the private placement and why your accounting is appropriate.

Convertible Securities, page 16

17. Please clarify how the promissory notes in Exhibit 99.1 relate to the oral agreement referenced on pages 40 and 44.

18. We note your disclosure in response to comment 26 from our letter of September 15, 2006, but we reissue it, in part. Please disclose the amount of shares into which the non-voting preferred stock is convertible, assuming that all convert.

19. Though we note that International Machinery Movers is an unrelated party, it is unclear why IMM is providing this financing to Convention All Holdings. Please disclose whether you have any additional agreements, arrangements or understandings with IMM or any of its shareholders.

Major Customers, page 18

20. As none of these customers account for 10% of your income, none would appear to be a "major" customer. Please delete that term.

Breakdown of Customers by Industry, Show and Location, page 19

21. We note your additional disclosure in response to comment 28 from our letter of September 15, 2006. Please indicate the period of time covered by the first chart. Also, you state on page 23 under Plan of Operation that you typically have 10-20 customers at a large show. However, none of the shows listed in the first chart have 10-20 customers listed. Please revise to clarify your disclosure in this regard. Finally, is there a reason that some shows are in bold in the first chart?

Competition, page 21

22. We note the additional disclosure you have provided about "package pricing" in response to comment 29 from our letter of September 15, 2006. Please further describe how this gives you an advantage over your competitors, as you claim, as opposed to simply being a service you provide to your customers. For example, is it your belief that few of your competitors offer package pricing?

Employees, page 22

23. We note the explanation you provided regarding your multi-employer contracts in response to comments 35 and 37 from our letter of September 15, 2006, but we reissue them.   Please revise the prospectus to provide the information requested and advise. Please clarify whether you contract with McCormack Place or directly with your customers to whom you provide services. Also clarify whether the contract specifies the wages you must provide to your workers, in addition to required contributions to union pension plans. What multi-employer contracts govern your relationships with your employees? Why do you call them "multi-employer contracts" if you, an employer, are not a party to the agreements? Depending on your response, please add a risk factor detailing the risks associated

with such contracts. For examples, since you are not involved in the negotiation of these contracts, employees could go on strike for reasons having nothing to do with the work conditions you provide.

Plan of Operation, page 23

24. While we note your revisions in response to our prior comment 23, further revise your disclosure to discuss your plan of operation for the next twelve months in more detail. Discuss each of your planned activities, each material event or step required to pursue each of your planned activities, including any contingencies such as raising insufficient funds from any financing, and discuss the manner in which you intend to conduct your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step. Please refer to Item 303(a) of Regulation S-B.

25. Please provide a discussion of how long you can satisfy your cash requirements, given your current amount of working capital. Refer to Item 303(a)(1)(i) of Regulation S-B.

Analysis of Financial Condition and Results of Operation, page 24

26. We note your revised disclosure in response to comment 42 from our letter of September 15, 2006. Please note that "bi-annual" means occurring two times a year and "tri-annual" means occurring three times a year. Please revise to use to phrases "once every two years" and "once every three years."

27. We note your revised disclosure in response to comment 43 from our letter of September 15, 2006, but we reissue it, in part. Please provide us with the basis for your assertion that the convention business is increasing.

Liquidity and Capital Resources, page 25

28. In your revised disclosure in response to comment 48 from our letter of September 15, 2006 you indicate that you are trying to raise additional capital through sales of your common stock in a secondary public offering. Please disclose any specific plans you have in a risk factor and state that, if your plans are successful, this will dilute the shares of existing shareholders.

Off-Balance Sheet Arrangements, page 26

29. We note the additional disclosure you have provided in response to comment 51 from our letter of September 15, 2006, but we reissue it, in part. Please change "the shareholders" to "certain shareholders" in the first sentence of the second paragraph.

Management's Discussion and Analysis, page 23

Use of Estimates, page 27

30. Refer to comment 38 from our letter of September 15, 2006. Your disclosure with respect to your judgments and accounting estimates appears vague and incomplete. To the extent practicable, please provide the following additional disclosures:

- Material implications of uncertainties associated with the methods, assumptions, and estimates underlying your critical accounting measurements;
- Provide greater insight into the quality and variability of information and address specifically why your accounting estimates bear the risk of change;
- Analyze, to the extent material, the factors in arriving at your estimates including the accuracy of past estimates and whether current estimates are reasonably likely to change in the future;
- If reasonably available, provide quantitative disclosure on specific sensitivity to change for your estimates and assumptions.

Refer to FR No. 72 for guidance.

Description of Property, page 27

31. We note the clarifying disclosure you have made in response to comment 53 from our letter of September 15, 2006 and that you have attached the lease as Exhibit 10.2 in response to comment 54 from our letter of September 15, 2006. While you state the monthly lease consisted of "a principal payment of $2,222.22 plus interest on the principal balance of the mortgage on the property," no provision requiring such payments is found in the lease itself. Please advise of the basis for these payments.

Market Information, page 28

32. We note the changes you have made on pages 5 and here in response to comment 23 from our letter of September 15, 2006. Please remove the sentence, "We have

no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities," which no longer makes sense given that you have engaged in preliminary discussions with a NASD market maker to file your NASD application, or advise.

Signatures, page 51

33. We note the changes you have made in response to comment 65 from our letter of September 15, 2006, but we reissue it, in part. Please identify the principal financial officer as well as the controller or principal accounting officer. See Form SB-2.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3315 with any other questions.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: Via Facsimile (304) 343-3058
         Edd McDebitt, Esq.
         Bowles, Rice, McDavid, Graff & Love, LLP